Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Year Ended December 31,
	2010		2011	2012	2013	2014
Earnings:
Income (loss) from continuing operations before provision (benefit) for income taxes	$(63)		$164	$88	$605	$850
Add:
Fixed charges, net of capitalized interest	279		271	504	521	520
Total earnings available for fixed charges	216		435	592	1,126	1,370
Fixed charges (1):
Interest expense, net	255		228	512	475	555
Add back interest income, which is netted in interest expense	1		1	2	1	2
Add back refinance charges/gains (losses) on bond repurchases/retirement of subordinated convertible debentures, included in interest expense	(28)		(5)	(72)	(3)	(80)
Interest expense—subordinated convertible debentures	8		7	4	3	—
Capitalized interest	—		—	—	—	—
Interest component of rent expense	43		40	58	45	43
Fixed charges	$279		$271	$504	$521	$520
Ratio of earnings to fixed charges	—	(2)	1.6x	1.2x	2.2x	2.6x

(1)         Fixed charges consist of interest expense, which includes amortization of deferred finance charges, interest expense-subordinated convertible debentures, capitalized interest and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

(2)         The ratio coverage was less than 1:1 for the year ended December 31, 2010 due to our loss for the year. We would have had to have generated additional earnings of $63 for the year ended December 31, 2010 to have achieved a coverage ratio of 1:1.